  Exhibit 99.1

Northern Dynasty welcomes US government action to address critical mineral supply chain vulnerabilities

October 7, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") acknowledged today the first tangible step the US government has taken to address the threat to America’s economy and military security posed by a severe over-reliance on foreign adversaries for the supply of critical mineral and metals.

On October 5, 2020, the United States government announced it would direct the $60 billion US International Development Finance Corporation, a federally-funded lender and investor created under President Trump, to invest $25 million in a UK-based mining group that specializes in producing rare earth metals. The investment in TechMet Ltd. will go toward developing a mine in Brazil that produces nickel and cobalt, both essential for the manufacture of electric vehicles, mobile phones and batteries.

The announcement follows an Executive Order issued by President Trump last week on ‘Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries.” In it, he declares a national emergency and states “our Nation’s undue reliance on critical minerals, in processed or unprocessed form, from foreign adversaries constitutes an unusual and extraordinary threat.”

The Trump Administration has recognized the threat to America’s economic and military security, its domestic manufacturers and other industries, and its ability to respond to climate change through the development of clean and renewable power, since Executive Order 13817 (‘A Federal Strategy To Ensure Secure and Reliable Supplies of Critical Minerals’) was issued in 2017. However, the Tech-Met investment represents the first tangible action to address this threat.

The US government previously acknowledged there are 35 minerals “essential to the economic and national security of the United States” that have supply chains vulnerable to disruption, including rhenium. For 31 of these minerals, the country is reliant on foreign producers for between 50 – 100% of its annual needs.

The most recent Executive Order goes further, authorizing use of the Defense Production Act to speed the development of mines in the US, and opening the door to government grants and loans to facilitate domestic mineral production. It also suggests the US could impose tariffs and quotas on mineral imports from China.

While Northern Dynasty does not expect any US government financial support or regulatory assistance with respect to the advancement of its 100%-owned Pebble copper-gold-molybdenum-silver-rhenium project in Alaska, President & CEO Ron Thiessen said recent pronouncements from the Trump Administration underline the importance of developing domestic sources of strategic metals. He said the Pebble Project can help address many of the critical mineral supply vulnerabilities outlined in the President’s recent order.

Last week, Northern Dynasty filed its ‘2020 Technical Report on the Pebble Project, Southwest Alaska, USA,’ highlighting a revised mineral resource estimate that establishes Pebble as the most significant source of rhenium in the world (see https://www.northerndynastyminerals.com/site/assets/files/4870/2020-10-02-ndm-nr.pdf).

Rhenium is one of 35 critical minerals acknowledged by the US government, and one for which the country is reliant on foreign producers for 82% of its needs (see https://doi.org/10.3133/mcs2020). Jet engine and related military applications account for 80% of annual US rhenium consumption, in addition to industrial applications that employ rhenium as a catalyst – including for the production of high-octane, lead-free gasoline.

Once in production, the proposed Pebble mine has the potential to produce ~12,000 kg of rhenium each year over 20 years of operations1. This represents a 143% increase in the United States’ annual production of rhenium over 2019 levels. This level of production could also reduce the percentage of US rhenium requirements sourced from offshore producers by 25% over 2019 levels.

Last week’s Executive Order also provides impetus to the domestic production of other metals present in the Pebble deposit, and for which the United States is currently dependent on countries with inferior records for health and safety, human rights and environmental protection. In addition to rhenium, the US currently relies on foreign producers for 35% of its annual copper needs and 68% of its annual silver needs.

“We are excited to be advancing Pebble through federal permitting at a time when the US is focusing its attention on promoting the domestic production of important metals,” Thiessen said. “Once in production, Pebble will significantly increase US domestic production of several strategic minerals and metals – including copper, rhenium, molybdenum and silver, among others – while reducing US dependence on foreign suppliers.”

The technical information in this release was reviewed and approved by Stephen Hodgson, P.Eng., a Qualified Person who is not independent of Northern Dynasty.
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1 Based on proposed production of 15,000 tons year of molybdenum concentrate with a rhenium content of 900 ppm.

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From the ‘Executive Order on Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries’:

“In addition, I find that the United States must broadly enhance its mining and processing capacity, including for minerals not identified as critical minerals and not included within the national emergency declared in this order. By expanding and strengthening domestic mining and processing capacity today, we guard against the possibility of supply chain disruptions and future attempts by our adversaries or strategic competitors to harm our economy and military readiness. Moreover, additional domestic capacity will reduce United States and global dependence on minerals produced in countries that do not endorse and pursue appropriate minerals supply chain standards, leading to human rights violations, forced and child labor, violent conflict, and health and environmental damage. Finally, a stronger domestic mining and processing industry fosters a healthier and faster-growing economy for the United States. Mining and mineral processing provide jobs to hundreds of thousands of Americans whose daily work allows our country and the world to “Buy American” for critical technology.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com